corp.roblox.com	970 Park Place San Mateo, CA 94403
June 8, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan
Kathleen Collins
Re:     Roblox Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2022
        Filed February 28, 2023
        Form 10-Q for the Quarterly Period Ended March 31, 2023
        Filed May 10, 2023
        File No. 001-39763
Dear Melissa Kindelan and Kathleen Collins:
We submit this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter to Roblox Corporation (the “Company”) dated June 1, 2023 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022, filed on February 28, 2023 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2023, filed on May 10, 2023 (the “Form 10-Q”).
In this letter, the comments from the Staff are recited in italicized, bold type and our responses follow each comment. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-K and Form 10-Q. References to “we”, “our”, or “us” mean the Company.

Form 10-Q for the Quarterly Period Ended March 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Metrics, page 27
1.We note your response to prior comment 1 and proposed disclosures regarding average daily bookings per DAU and average daily bookings per daily unique payer. Please tell us your consideration to include these measures in your MD&A disclosures to provide further context to your discussion of bookings as they relate to users and payers.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will disclose average daily bookings per DAU and average daily bookings per daily unique payer in the Management’s Discussion and Analysis section of our Quarterly Report on Form 10-Q beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2023.
Below is a proposal of our revised disclosures (based on the existing disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023; revisions/additions are underlined):
Overview
People from around the world come to Roblox every day to connect with friends. Together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by our community of developers. We call this emerging category “human co-experience,” which we consider to be the new form of social interaction. Our Platform is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.
Our Roblox human co-experience platform consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud (collectively, the “Roblox Platform” or the “Platform”). Roblox Client is the free application that allows users to explore 3D digital worlds. Roblox Studio is the free toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our human co-experience Platform.
Our mission is to connect a billion people with optimism and civility. We are constantly improving the ways in which the Roblox Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers, to how they are enjoyed and safely accessed by users across the globe.

Consistent with our free to play business model, a small portion of our users have historically been payers. For example, in the three months ended March 31, 2023, of our 66.1 million average DAUs, only 812,000 represented our average daily unique paying users. Similarly, in the three months ended March 31, 2023, our average daily bookings per DAU was $0.13, whereas our average daily bookings per daily unique paying user was $10.59. We believe that maintaining and growing our overall number of users, including the number of users who may not purchase and spend Robux, is important to the success of our business. As a result, we believe that the number of users who choose to purchase and spend Robux will continue to constitute a small portion of our overall users.
Our primary areas of investment have been, and we expect will continue to be, our developer and creator community, and the people, technology, and infrastructure required to keep improving the Roblox Platform. These areas of focus are how we drive the business and are reflected in our operating cost structure, which primarily consists of four major areas: payment processing and other fees, compensation and benefits, developer earnings, and direct infrastructure.
2.We note from your response to prior comment 5 that you track monthly active users (MAUs) as a measure of market penetration and you use DAU/MAU to measure product market fit. As you state that you track this information and as it appears to be useful to an understanding of your business and how users engage with your platform, please revise to disclose such measures for each period provided. Refer to SEC Release 33-10751.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the MAU information that management reviews internally could be inflated by users who have multiple accounts and are therefore tracked as separate active users. The Company is unable to identify if a user has an alternate account, which management takes into consideration in its review of such information. Because we cannot identify and therefore estimate potential duplicate users, we believe reporting MAUs may cause confusion for investors. For this reason, the Company has not historically disclosed either the exact number of MAUs or the frequency (DAU/MAU) percentage. However, as noted in our prior response, we will no longer refer to MAU or any MAU-related metric (e.g. frequency) in our Form 8-K earnings releases and supplemental information such that consistent information is provided in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.
* * * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at mguthrie@roblox.com.
Sincerely,
ROBLOX CORPORATION
/s/ Michael Guthrie
Michael Guthrie
cc:    David Baszucki, Roblox Corporation
Mark Reinstra, Roblox Corporation
Adele Freedman, Roblox Corporation
Amy Rawlings, Roblox Corporation
Hans Gunawan, Roblox Corporation
Dan Le, Deloitte & Touche LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.